LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

November 12, 2010

VIA EDGAR AND COURIER

Michael Clampitt
Senior Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capitol Federal Financial, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
File Number 333-166578

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Capitol Federal Financial, Inc. (the “Registrant”), we have filed today Post-Effective Amendment No. 4 (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission telephonically and in its letter dated November 10, 2010 (the “Comment Letter”).  The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter and the Staff’s comments are repeated below for your convenience.

The Amendment is marked to show all revisions to the Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed on November 9, 2010.

Michael Clampitt, Senior Attorney
Securities and Exchange Commission

  General

1.	Please unbundle the advisory votes and the contribution to the charitable foundation from proposal 1.

The advisory votes and the contribution to the charitable foundation have been unbundled from proposal 1.  Each is now a separate item to be voted on.  The proxy statement/prospectus has been revised throughout in response to this comment.

2.
We note language throughout the proxy statement/prospectus indicating that approval of proposal 1 will constitute approval of the exchange ratio, whether inside or outside of the current range, and that you do not intend to seek additional stockholder approval if the final exchange ratio is outside the range described in the proxy statement/prospectus.  We do not believe that language is appropriate. Please remove it from the proxy statement/prospectus.

All statements indicating that approval of proposal 1 would constitute approval of the exchange ratio outside the current range and that the Registrant does not intend to seek additional stockholder approval if the final exchange ratio is outside the range described in the proxy statement/ prospectus have been removed from the proxy statement/prospectus.  Language to this effect has been deleted throughout the proxy statement/prospectus, including the following pages: 1, 2, 8, 9, 17, 27, 30, 31 and 36, in response to this comment.

3.	Please include the financial information from the second paragraph of your November 4, 2010 preliminary results press release in the filing.

The requested information has been included in both the prospectus (at page 32) and the proxy statement/prospectus (at page 63) in response to this comment.

4.	Please note that the representations requested below in this letter must come from the company, not counsel.

The requested representations have been provided by the Registrant, and are attached to this response letter.

Free Writing Prospectus Filed November 5, 2010

5.	We note the following with respect to your free writing prospectus:

•	It appears that you have not included a proper Rule 433 legend. See Rule 433(c)(2).
•
It appears that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to you.  See Section 27A of the Securities Exchange Act of 1933.

Michael Clampitt, Senior Attorney
Securities and Exchange Commission

Please amend the free writing prospectus by filing another one includes a proper Rule 433 legend and does not reference the safe harbor.

The free writing prospectus filed on November 5, 2010 has been revised in response to this comment, and has been refiled as of the date of this letter.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4507 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ James S. Fleischer

James S. Fleischer, P.C.

cc:	Michael Seaman
Mark Webb, Legal Branch Chief
Kent Townsend